Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11330

SUPPLEMENT DATED AUGUST 18, 2021

TO OFFERING CIRCULAR DATED DECEMBER 14, 2020

FLOWER TURBINES, INC.

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated December 14, 2020, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and the supplements are available here: https://www.sec.gov/edgar/browse/?CIK=1739997

Flower Turbines, Inc. has signed a quotation agreement with StartEngine Secondary, an alternative trading system, to allow for secondary trades of our Common Stock. A copy of the quotation agreement is filed as Exhibit 6.6 to this Supplement.

The information in the offering circular, including, “Risk Factors” is qualified by reference to the following additional risk factors:

An active trading market may not develop or be sustained following this offering.

There has been no public market for our Common Stock. While we have signed a quotation agreement to trade our Common Stock on StartEngine Secondary’s new alternative trading system (the “ATS”), an active trading market for our Common Stock may never develop or, if developed, may not be maintained. If an active market for our Common Stock does not develop or is not maintained, it may be difficult for you to sell Common Stock you purchase in this offering without depressing the market price for the Common Stock or at all. An inactive trading market also may impair our ability to raise capital to continue to fund operations by selling shares. The lack of an active market also may reduce the fair market value of your Common Stock.

We may at any time remove our Common Stock from quotation on the ATS.

We may, at any time, remove our Common Stock from quotation on the ATS, in which case, an active trading market may cease to exist.

The price of our shares of Common Stock is likely to be volatile, and you could lose all or part of your investment.

The trading price of our shares of Common Stock, if any, is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in the “Risk Factors” section and elsewhere in this prospectus, these factors include, without limitation:

•	competition from existing technologies and products or new technologies and products that may emerge;

•	actual or anticipated variations in our operating results;

•	failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	our cash position;

•	announcement or expectation of additional financing efforts;

•	issuances of debt or equity securities;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their respective growth rates;

•	sales of our shares of Common Stock by us, or our stockholders in the future;

•	trading volume of our shares of Common Stock on ATS;

•	market conditions in our industry;

•	overall performance of the equity markets and general political and economic conditions;

•	introduction of new products or services by us or our competitors;

•	additions or departures of key management, scientific or other personnel;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities or industry analysts;

•	changes in the market valuation of similar companies;

•	Failure to successfully market and sell our products;

•	disputes or other developments related to intellectual property and other proprietary rights;

•	significant lawsuits, including stockholder litigation; and

•	other events or factors, many of which are beyond our control.

Furthermore, the public equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our shares of Common Stock. If the market price of our shares of Common Stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Exhibits

6.6	Quotation Agreement